Exhibit (a)(7)

SPACEHAB, INCORPORATED (“SPAB”/NASDAQ)

EXTENDS DEADLINE OF EXCHANGE OFFER TO NOVEMBER 10, 2005

Houston (October 10, 2005) – SPACEHAB, Incorporated (NASDAQ/NMS: SPAB), a leading provider of commercial space services, announced today that it has extended the expiration of its offer to exchange and consent solicitation in respect of up to $63,250,000 in aggregate principal amount of its 5.5% Senior Convertible Notes due 2010 for an identical principal amount of its existing 8% Convertible Subordinated Notes due 2007 (the “Old Notes”). The offer to exchange and consent solicitation will now expire at 5:00 p.m., New York City time, on November 10, 2005, unless further extended.

As of the close of business on October 7, 2005, $43,696,000 aggregate principal amount of the Old Notes had been tendered and not withdrawn. Holders must tender their Old Notes prior to 5:00 p.m., New York City time, on November 10, 2005, the new expiration date, if they wish to participate in the exchange offer. Holders who have already tendered and have not withdrawn their Old Notes do not need to take further action in order to participate in the exchange offer.

Copies of the prospectus meeting the requirements of Section 10 of the Securities Act of 1933, the letter of transmittal and other exchange materials governing the exchange offer and consent solicitation may be obtained from the Information Agent, CapitalBridge, by calling the Information Agent at (877) 746-3583 (toll free). In addition, copies of the exchange offer and consent solicitation materials may be obtained free of charge from the SEC’s website at http://www.sec.gov/.

This announcement is not an offer to purchase or a solicitation of an offer to purchase with respect to any securities. The exchange offer and consent solicitation is being made solely by the prospectus filed with the Securities and Exchange Commission.

HOLDERS OF THE NOTES AND OTHER INTERESTED PARTIES ARE ENCOURAGED TO CAREFULLY READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY AND THE OFFER TO EXCHANGE AND CONSENT SOLICITATION.

About SPACEHAB, Incorporated

SPACEHAB, Incorporated (www.spacehab.com) is a provider of commercial and government space services with three primary business units. The Flight Services business unit develops, owns, and operates habitat and laboratory modules and cargo carriers aboard NASA’s Space Shuttles for Space Station re-supply and research purposes. SPACEHAB’s Astrotech subsidiary provides payload processing support services for both commercial and government customers at company-owned facilities in Florida and California. The Company’s Government Services business unit supports NASA’s Johnson Space Center providing configuration management, product engineering, and support services for both the Space Station and Space Shuttle programs. Additionally, through The Space Store, Space Media provides space merchandise to the public and space enthusiasts worldwide (www.thespacestore.com).

FOR MORE INFORMATION:

Kimberly Campbell

Vice President

Corporate Marketing and Communications

SPACEHAB, Inc.

(713) 558-5049

campbell@spacehab.com

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